SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  2011 Final Dividend Scrip price

Aviva plc

28 March 2012

Aviva plc Scrip Dividend Scheme

The scrip dividend calculation price for the Aviva plc 2011 final dividend payable on 17 May 2012 is 347.74p. This is the reference price at which Aviva plc ordinary shares of 25p each will be issued to shareholders who have elected to receive shares in lieu of cash dividends through participation in the Aviva Scrip Dividend Scheme. This price is based on the average of the middle market quotations of Aviva plc ordinary shares of 25p each derived from the London Stock Exchange Daily Official List for the five consecutive business days 21-27 March 2012 inclusive.

Any shareholders entitled to the 2011 final dividend who do not already participate in the Aviva Scrip Dividend Scheme and wish to do so, should contact the Company's Registrar, Computershare, on 0871 495 0105 to obtain a mandate form. This form must be completed and returned to Computershare to arrive by no later than 5pm on 18 April 2012 in order for it to be effective for the 2011 final dividend.

Contacts:

Russell Tullo, Deputy Group Company Secretary
Telephone - 020 7662 0519

Liz Nicholls, Assistant Company Secretary
Telephone - 020 7662 8358

Aviva plc
St Helen's, 1 Undershaft
London EC3P 3DQ

Registered in England
Number 2468686

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 28 March, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary